UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

6th Floor, Times Finance Center

No. 68 Middle Yincheng Road

Pudong, Shanghai 200120, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Tao Thomas Wu

Name:	Tao Thomas Wu
Title:	Chief Financial Officer

Date: April 26, 2012

EXHIBIT INDEX

Exhibit 99.1 — Press Release Regarding Noah’s Filing of its Annual Report on Form 20-F

Exhibit 99.1

Noah Filed its Annual Report on Form 20-F

SHANGHAI, CHINA — April 25, 2012 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), the leading independent service provider focusing on distributing wealth management products to the high net worth population in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2011 with the Securities and Exchange Commission on April 25, 2012. The annual report can be accessed on Noah’s investor relations website at http://ir.noahwm.com/. The Company will provide a hard copy of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited is the leading service provider focusing on distributing wealth management products to the high net worth population in China. Noah distributes over-the-counter wealth management products that are originated in China, including primarily fixed income products, private equity funds and securities investment funds. With over 500 relationship managers in 59 branch offices as of December 31, 2011, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com.

Contacts:

Noah Holdings Limited

Shang Chuang, Director of IR

Tel: +86 21 3860 2388

ir@noahwm.com